EXHIBIT 12

NATIONSRENT COMPANIES, INC.
STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES
(In thousands)

	Predecessor Period					Successor Period
	Year Ended				Five Months	Seven Months		Year Ended		Three Months	Three Months
	December 31,				Ended May 31,	Ended December 31,		December 31,		Ended May 31,	Ended May 31,
	2000		2001	2002	2003	2003		2004		2004	2005
Earnings:
Income (loss) before reorganization items, benefit for Income taxes and cumulative effect of change in accounting principle	$(98,542)		(939,520)	$(128,568)	$(49,564)	$(14,499)		$(1,588)		$(20,287)	$(12,957)
Interest Expense (a)	99,146		107,213	34,287	3,164	11,608		27,890		7,045	7,265
Debt issuance cost and discount amortization	2,281		3,254	102	—	4,182		2,919		711	744
Interest portion of rent expense (b)	32,754		39,245	37,710	9,957	6,476		9,404		2,352	2,352

Earnings as adjusted	$35,639		$(789,808)	$(56,469)	$(36,443)	$7,767		$38,625		$(10,179)	$(2,596)

Fixed Charges:
Interest expense	$99,146		$107,213	$34,287	$3,164	$11,608		$27,890		$7,045	$7,265
Debt Issuance cost and discount amortization	2,281		3,254	102	—	4,182		2,919		711	744
Interest portion of rent expense	32,754		39,245	37,710	9,957	6,476		9,404		2,352	2,352

Total fixed charges	134,181		$149,712	$72,099	$13,121	$22,266		$40,213		$10,108	$10,361

Ratio of Earnings to Fixed charges	(c	)	(c )	(c )	(c )	(c	)	(c	)	(c )	(c )

(a) Includes capitalized interest of $2,034 for the year ended December 31, 2000.

(b) The interest portion of rent expense was estimated to be one-third of rent expense.
(c) Earnings for the period are inadequate to cover fixed charges. For the years ended December 31, 2000, 2001, and 2002, the five months ended May 31, 2003, the seven months ended December 31, 2003, the year ended December 31, 2004, and the three month periods ended March 31, 2004 and 2005, the amount of the coverage deficiency was $98.5 million, $939.5 million, $128.6 million, $49.6 million, $14.5 million, $1.6 million, $20.3 million and $13.0 million, respectively.